FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 4 December 2003


                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


  Baltimore Technologies plc, Innovation House, 39 Mark Road, Hemel Hempstead,
                               Herts, HP2 7DN, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: Directorate Change dated: 4 December 2003



               Baltimore Technologies plc Announces Board Change

London, UK - 4 December 2003 - Baltimore Technologies plc (London: BLM) today announced that Andrew Hunt will join the Board of Baltimore Technologies with immediate effect and will replace John Cunningham as Senior Independent Non-Executive Director as of 1 January 2004.

Comment:

Bijan Khezri, Executive Chairman of Baltimore Technologies, said:

"Andrew brings an outstanding wealth of both executive management as well as Board Director experience to our Board as Baltimore Technologies seeks to minimise its liabilities and review its strategic options going forward. As of 1 January 2004, John Cunningham who has served as a Non-Executive Director on the Board of Baltimore Technologies' since August 2000 will step down. I would like to take this opportunity to thank John for his valuable input and expertise."

                                    - ENDS -
For further information please call:
Smithfield - 020 7360 4900
Andrew Hey
Nick Bastin
Will Swan
                                      ###

About Andrew Hunt:
After working in strategic consultancy with the Boston Consulting Group and in corporate finance with County NatWest, Andrew has developed a successful career in turnaround management. Andrew has held senior executive management, CEO and Board positions within private and publicly listed companies in a wide range of sectors including industrial services, manufacturing and healthcare.

Andrew has held directorships with the public quoted company: Roxspur Plc (1993-1996).

Currently Andrew is a Director of the Turnaround Management Association, a founder member of the Society of Turnaround Professionals and the senior turnaround manager at EIM London.

Andrew holds a BA (Hons) (Chemistry) and a D.Phil. from Oxford University and an MBA from Manchester Business School.

There is no information in 6F.2(b) to (g) of the Listing Rules of the UK Listing Authority that is required to be disclosed in relation to Dr Hunt.

About Baltimore Technologies (BLM):

Following the completion of the disposal of Baltimore Technologies' core PKI authentication business on 2 December 2003 the continuing Group's assets consist primarily of cash, the Company's residual hardware and software support businesses and a range of property interests.
For further information go to: www.baltimore.com

                                      ###

Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.

                                       ###


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                     BALTIMORE TECHNOLOGIES PLC


                  By:___/s/ Denis Paul Kelly ___

                     Name:  Denis Paul Kelly
                     Title: Chief Financial Officer and Chief Operating Officer


Date: 4 December 2003